Exhibit 3.1.10

CERTIFICATE OF AMENDMENT

OF THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

HEADWATERS INCORPORATED

Headwaters Incorporated, a corporation duly organized and existing under the General Corporation Law of the State of Delaware, hereby files this Certificate of Amendment of Amended and Restated Certificate of Incorporation of the corporation and does hereby certify that:

1. The name of the corporation is Headwaters Incorporated. The original Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware on August 8, 1995. The corporation was originally incorporated on such date with the name Covol Technologies, Inc. The Certificate of Incorporation was amended and restated on March 3, 2005.

2. The following amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

3. The corporation’s Amended and Restated Certificate of Incorporation is hereby amended by striking out Paragraph A of Article V and substituting in lieu of said Paragraph the following new Paragraph:

“A. The capital stock authorized, the par value thereof, and the characteristics of such stock shall be as follows:

Number of Shares Authorized	Par Value of Shares	Class of Stock

200,000,000	$0.001	Common
10,000,000	$0.001	Preferred”

4. All other provisions of the Amended and Restated Certificate of Incorporation remain in full force and effect.

5. This Certificate of Amendment of Amended and Restated Certificate of Incorporation shall become effective upon its filing in accordance with Section 103(d) of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the corporation has caused this Certificate to be executed by Kirk A. Benson, its duly authorized officer, on this 24th day of February 2011.

/s/ Kirk A. Benson
Kirk A. Benson
Chief Executive Officer